CORRESP for Form 1-A Amendment

LEMONT INC
CIK: 0001617216
61-12 228th Street, 1st Fl
Bayside, NY11364

May 12, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:
     Rahul Patel, Attorney-Advisor
     Erin E Martin, Senior Counsel
     Shannon Sobotka, Staff Accountant
     Kevin Woody Accountant Branch Chief

Re: Lemont Inc
     Amendment of Offering Statement on Form 1-A
     Filed May 12, 2015
     File No. 024-10437

The follow contents are in response to SEC comments for our offering statement and amendments:

General

1. It appears you have filed your Form 1-A using the Model A (Question-and-Answer) disclosure format under Part II of Form 1-A. Please note that on April 20, 2015 the Commission published new rules amending Regulation A to, among other things, eliminate the Model A disclosure format of Form 1-A. These rules will go in effect on June 19, 2015. As a result, this disclosure format will no longer be available if you seek qualification after June 19 and you will be required to transition to an approved disclosure format at that point. In addition, you will be required to file electronically on EDGAR at that time. Please refer to http://www.sec.gov/rules/final/2015/33-9741.pdf for additional guidance.

We understand.

2. We note that you intend to offer your shares through a quotation system and to subsequently list on OTCBB. We also note that you have claimed an exemption from registration as a commodity pool operator pursuant to CFA Regulation 4.13(a)(2), which requires that none of the pools operated has more than 15 participants at a time. Please tell us how you intend to maintain this exemption.

Lemont Inc is a participant,and the Corporation will keep only one participant in the future.

3. We note your disclosure on page 6 in response to comment 3. It appears that you intend to conduct an at-the-market offering with respect to a portion of your shares. We also note that for a company to conduct an at-the-market offering, the company must meet the requirements set forth in Rule 415(a)(4), which requires that they be Form S-3 eligible, as set forth in Rule 415(a)(1)(x). Since you are not Form S-3 eligible, it does not appear that you are eligible to conduct an at-the-market offering under Rule 415. Please revise your offering to sell shares at a fixed price for the duration of the offering, or advise. Refer to Rule 251(d)(3) for additional guidance.

Our offering to sell shares at a fixed price for the duration of the offering.

Please see the amended contents of Item 7 on page 3-4 in Form 1-A Amendment (May 12, 2015)

Part I - Notification, page 2

Item 5. Unregistered Securities Issued or Sold Within One Year, page 5

4. We note your response to comment 4 and reissue. With regard to your sale of securities to Lansdale Inc and Jie Du pursuant to the signed subscription agreement included as Exhibit 1.1, and with regard to the 200 shares issued to Lansdale Inc on September 20, 2014, please revise to disclose the Section of the Securities Act or rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available, or advise. Refer to Item 5(c) of Part I of Form 1-A.

Any corporations, which are registered in New York State, are authorized to issue 200 common shares with no par value by New York State. Because Lemont Inc is a corporation in New York State, so the Corporation was authorized to issue 200 common shares with no par value by New York State.

Please see the amended contents of Item 5 on page 3 in Form 1-A Amendment (May 12, 2015)

Item 6. Other Present or Proposed Offerings, page 5

5. We note your response to comment 5 and reissue. Item 6 requires disclosure of other offerings of securities aside from those covered by the Form 1-A. Please revise to move this disclosure to a more appropriate section of the Offering Statement.

Remove the contents.

Please see the amended contents of Item 6 on page 3 in Form 1-A Amendment (May 12, 2015)

Item 7 - Marketing Arrangements, page 6

6. We note your response to comment 6. We also note your disclosure on page 6 that Lansdale can stabilize the market for any of the securities to be offered and that shares will be offered on OTC Link ATS and/or another quotation medium. Please tell us whether Lansdale will be required to register as a broker-dealer with respect to its stabilizing activities.

We have removed the contents of "Lansdale can stabilize the market for any of the securities to be offered and that shares will be offered on OTC Link ATS and/or another quotation medium."

Please see the amended contents of Item 7 on page 3-4 in Form 1-A Amendment (May 12, 2015)

We have checked the SEC regulation for confirming a broker or a dealer. Lansdale Inc isn't a broker, and Lansdale Inc isn't a dealer, so Lansdale Inc don't need register to be a broker-dealor.

Part II - Offering Circular, page 7

7. We note your response to comment 8 and reissue. Please refer to the General Instructions of Model A which indicate that each question and any notes, but not any instructions thereto, shall be restated in its entirety. As examples only, you do not restate the questions and notes to Item 3 under the Business and Properties section and multiple items in your Offering Price Factors, Use of Proceeds and Plan of Distribution sections. Please revise to include the corresponding instructions.

Each question and any notes have been restated in the Business and Properties section, Offering Price Factors, Use of Proceeds and Plan of Distribution sections.

Please see the amended contents in Form 1-A Amendment (May 12, 2015)

8. We note the minimum number of securities to be offered are 360,000,000. Of those shares it appears that 320,000,000 will be sold to Lansdale, Inc and 20,000,000 will be sold to Mr, Jie Du. Please clarify and revise your disclosure to indicate what the remaining 20,000,000 shares relate to.

20,000,000 Class A common shares of Lemont Inc will be offering to other groups and individuals

Please see the amended contents of Item 7 on page 3-4 in Form 1-A Amendment (May 12, 2015)

Risk Factors, page 10

9. We note your risk factor disclosure in response to comment 9. Please specifically state the risks presented by your dependence on Lansdale and the likely consequences should the risks presented by your dependence on Lansdale materialize.

The contents have been amendment.

Please see the amended contents of 2(8) on page 6-7 in Form 1-A Amendment (May 12, 2015)

10. We note your disclosure in response to comment 11 that many factors can affect the exchange rate and many factors can affect the price of gold and silver. Please include risk factor disclosure of the specific factors that may affect the exchange rate or the price of gold or silver.

The contents have been amendment.

Please see the amended contents of 2(9) and 2(10) on page 6-7 in Form 1-A Amendment (May 12, 2015)

11. Please include risk factor disclosure specifically discussing the risks presented by your use of leveraged trades.

The contents have been amendment.

Please see the amended contents of 2(11) on page 6-7 in Form 1-A Amendment (May 12, 2015)

Business and Properties, page 11

12. We note your disclosure in response to comment 10 that you will trade spot currencies, gold and silver. Please tell us whether you will receive physical delivery of foreign currencies, gold or silver pursuant to your trades.

The Corporation won't receive physical delivery of foreign currencies, gold or silver pursuant to our trades.

Please see the amended contents of 3(a) on page 7 in Form 1-A Amendment (May 12, 2015)

13. We note your response to comment 11. Please set forth the timing and results of your efforts which will be necessary in order for you to be profitable. Refer to Question 3(d) of Model A.

The contents have been amendment.

Please see the amended contents of 3(d) on page 9-10 in Form 1-A Amendment (May 12, 2015)

14. We note your disclosure in response to comment 12. Please also discuss whether there are any limits on the amount of leverage that you will incur, the degree to which you intend on leveraging your trades and the factors you will consider before making leveraged trades.

The contents have been amendment.

Please see the amended contents of 3(i) on page 12-13 in Form 1-A Amendment (May 12, 2015)

15. We note your revised disclosure in response to comment 13 that you will donate to CDPF in exchange for office space and equipment. We also note your disclosure that CDPF will allow you to use the office space and equipment for free. Please revise to indicate that the use of your office and equipment is not free and disclose how much you plan to pay CDPF and when you plan to pay that amount, or advise.

I plan that the Corporation will donate $10,000 to CDPF in Aug. 15, 2017.

Please see the amended contents of 3(g) on page 11 in Form 1-A Amendment (May 12, 2015)

Plan of Operations and Milestones, page 15

16. We note your response to comment 14 and reissue. Please provide additional detail of how you intend on achieving each milestone. For example only, you state that you will reinvest the Corporation's income to achieve increasing share prices. Please specify what actions you will take to receive enough income to meet each milestone. The Plan of Operation and Milestones should list the in chronological order the events in which management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable. It should also indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones. Refer to Question 4(a) of Model A.

The contents have been amendment.

Please see the amended contents of 4(a) on page 13-14 in Form 1-A Amendment (May 12, 2015)

17. We note your response to comment 15. Please clarify this section to state the probable consequences to the company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the company's liquidity in view of the company's then anticipated level of operating costs.

The contents have been amendment.

Please see the amended contents of 4(b) on page 14 in Form 1-A Amendment (May 12, 2015) Refer to Question 4(b) of Model A.

18. We note your response to comment 17 that none of the proceeds from this offering will be used to pay the stock subscription receivable. Please revise your use of proceeds table to remove the stock subscription receivable. We also note the revisions made to Exhibit 1.1. Please clarify what you mean by "[t]he most amount of the purchasing will be paid by all properties which Lansdale Inc own in the Corporation, all lack of amount of the purchasing will pay cash by Lansdale Inc."

We have amended the use of proceeds table to remove the stock subscription receivable.

Please see the amended contents of 9(a) on page 17 in Form 1-A Amendment (May 12, 2015)

Our mean by "[t]he most amount of the purchasing will be paid by all properties which Lansdale Inc own in the Corporation, all lack of amount of the purchasing will pay cash by Lansdale Inc." in Exhibit 1.1, is that Lansdale Inc will return 200 common shares with no par value to Lemont Inc, the net assets which Lansdale Inc own the net assets of Lemont Inc will be used to pay the shares' purchasing. But the net assets which Lansdale Inc own the net assets of Lemont Inc are less than the amount of the shares' purchasing, these short part will be paid cash by Lansdale Inc.

Use of Proceeds, page 18

19. We note the maximum amount of gross proceeds disclosed is $200,000. Please clarify how this amount was calculated.

the maximum amount of gross proceeds disclosed is changed to be $38,000.

Please see the amended contents of 9(a) on page 17 in Form 1-A Amendment (May 12, 2015)

Condensed Statements of Cash Flows, page 34

20. We note your revised disclosure in response to our prior comment 18. The amount disclosed related to the sale of common shares does not appear to reconcile to the amounts disclosed elsewhere in your filing. Please amend your filing accordingly and ensure that the total cash provided by (used in) operating, investing, and financing activities agrees to the net increase in cash and cash equivalents presented.

The contents have been amendment.

Please see the amended contents of the Condensed Statements of Cash Flows on page 25-26 in Form 1-A Amendment (May 12, 2015)

Part III - Exhibits, page 38

Exhibit 1.1

21. Please clarify the terms of the Subscription letter and if this letter relates to the sale of the 200 shares purchased by Lansdale or if it will relate to the sale of 320,000,000 shares to be sold to Lansdale and 20,000,000 shares to be sold to Mr. Jie Du in the offering. If the subscription letter relates to the offering shares tell us why a subscription receivable has been reflected on your balance sheet as of December 31, 2014. Please include revised disclosure in your amended filing as necessary.

The contents of "A Subscription Receivable" has been removed on the Condensed Balance Sheet as of December 31, 2014

Please see the amended contents of the Condensed Balance Sheet on page 23-24 in Form 1-A Amendment (May 12, 2015)

Other:

All other amendmed contents were marked.

Wanjun Xie
Wanjun Xie

President
Lemont Inc
Date: May 12, 2015